SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 1)*

Lucas Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

549333300

(CUSIP Number)

Alan W. Dreeben

200 Patterson, #1008

San Antonio, Texas 78209

Telephone: (210) 824-2507

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 549333300

1.			NAMES OF REPORTING PERSONS Alan W. Dreeben
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,109,794 shares of Common Stock (includes 314,160 shares issuable upon conversion of Series B Redeemable Convertible Preferred Stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,109,794 shares of Common Stock (includes 314,160 shares issuable upon conversion of Series B Redeemable Convertible Preferred Stock)
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,109,794 shares of Common Stock (includes 314,160 shares issuable upon conversion of Series B Redeemable Convertible Preferred Stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP: 549333300

Item 1.

Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Lucas Energy, Inc., a Nevada corporation (the “Issuer”), and amends the Schedule 13D filed on September 7, 2016 (the ”Schedule 13D”). The principal executive offices of the Issuer are 450 Gears Road, Suite 860, Houston, Texas 77067.

This Amendment No. 1 is being filed by Alan W. Dreeben (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.

Identity and Background.

All information in Item 2 of the Schedule 13D remains the same.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The shares acquired by the Reporting Person since the Schedule 13D was filed were acquired in a private purchase.

Item 4.

Purpose of the Transaction.

All information in Item 4 of the Schedule 13D remains the same.

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Person is the beneficial owner of 2,109,794 shares of Common Stock which represents 11% of the Common Stock. This amount includes 314,160 shares issuable upon conversion of Series B Redeemable Convertible Preferred Stock (the “Series B Preferred Stock”).

The Series B Preferred Stock has a face value of $25 per share and is convertible into Common Stock at a rate of 7.14:1, at the option of the holder thereof, or, at the option of the holder thereof, or automatically as to 25% of the Series B Preferred Stock shares if the Common Stock trades above $6.125 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day (the “Trading Requirements”); an additional 50% if the Common Stock trades above $7.00 per share and meets the Trading Requirements; and as to the remaining Series B Preferred Stock shares, if the Common Stock trades above $7.875 per share and meets the Trading Requirements. Each outstanding share of Series B Preferred Stock is entitled to one vote per share on all stockholder matters. The Series B Preferred Stock is redeemable at any time by the Issuer upon the payment by the Issuer of the face amount of the Series B Preferred Stock ($25 per share) plus any and all accrued and unpaid dividends thereon

CUSIP: 549333300

(b)	The Reporting Person has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 2,109,794 shares of Common Stock. The Reporting Person shares the power to vote or to direct the vote of or to dispose or to direct the disposition of zero shares of Common Stock.
(c)	Except as noted herein, the Reporting Person has not engaged in any transaction involving the Common Stock during the past 60 days.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All information in Item 6 of the Schedule 13D remains the same.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 14, 2016

/s/ Alan W. Dreeben
Alan W. Dreeben